Exhibit 99.1

OCEAN RIG UDW INC. ANNOUNCES UPDATES TO RIG EMPLOYMENT

July 23, 2018, Grand Cayman, Cayman Islands - Ocean Rig UDW Inc. (NASDAQ:ORIG), ("Ocean Rig" or the "Company"), an international contractor of offshore deepwater drilling services, today announced certain updates with respect to its rig employment status:
•
The Company has entered into a new drilling contract with Chariot Oil & Gas Limited for a one-well drilling program, for drilling offshore Namibia. The contract is expected to commence in direct continuation of the previously announced program with Tullow Namibia Limited in the third quarter of 2018 and will be performed by the Ocean Rig Poseidon.

•
The Company has entered into a Letter of Intent ("LOI") with a European Major Oil Company for a firm two-wells program plus two optional wells, for drilling offshore West Africa. The contract is expected to commence in direct continuation of the program with Chariot Oil & Gas Limited in the fourth quarter of 2018 and will be performed by the Ocean Rig Poseidon, and is subject to the negotiation and execution of definitive documentation and other approvals.

•
Lundin Norway AS ("Lundin") declared their seventh option to extend the existing contract of the Leiv Eiriksson, which is now expected to have firm employment secured until December 2018. If Lundin exercises its remaining five one-well options, the rig could potentially be employed until the third quarter of 2019.

•
The previously announced discussions with Total E&P Angola Block 32 for the Ocean Rig Skyros contract have now been concluded and resulted in an amendment to the existing drilling contract that includes a provision that the day rate will remain fixed for the remaining duration of the contract at approximately $573,000/day.

Mr. Pankaj Khanna, President and Chief Executive Officer of the Company, commented:
 "We are pleased with the progress of the floater market and expect further developments in the coming months that may increase the utilization of the Company's drilling units into 2019. The conclusion of the Skyros discussions removes any uncertainties with respect to the Company's estimated contract backlog and solidifies our strategic relationship with Total. We currently see higher levels of inquiry in the market that we expect will translate into higher utilization in the coming months for the overall floater fleet."
About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Visit the Company's website at www.ocean-rig.com

Forward-Looking Statement
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions. Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.
Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our new capital structure; (ix) our ability to procure or have access to financing and our ability to comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units our customer contracts, including contract backlog, contract commencements and contract terminations; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities; (xvi) any litigation or adverse actions that may arise from our recently completed financial restructuring. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.
Risks and uncertainties are further described in reports of Ocean Rig filed with or submitted to the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.  The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York) Tel. 212-661-7566
E-mail: oceanrig@capitallink.com